Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TripAdvisor, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333‑178637, 333-190384, and 333-198726) on Form S-8 of TripAdvisor, Inc. of our reports dated February 17, 2017, with respect to the consolidated balance sheets of TripAdvisor, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10‑K of TripAdvisor, Inc.

/s/ KPMG LLP

Boston, Massachusetts

February 17, 2017